

Mail Stop 3233

June 3, 2016

<u>Via E-mail</u>
Arlen D. Nordhagen
Chief Executive Officer
National Storage Affiliates Trust
5200 DTC Parkway, Suite 200
Greenwood Village, CO 80111

> **Re: National Storage Affiliates Trust**
> **Registration Statement on Form S-3**
> **Filed May 25, 2016**
> **File No. 333-211570**

Dear Mr. Nordhagen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Where you can find more information, page 62</u>

1.   Please revise to include the filing dates for any annual or quarterly reports that are incorporated by reference.

<u>Exhibit Index</u>

2.   We note that your footnote disclosure to the exhibit index indicates that the Form of Indenture and the Statement of Eligibility of the Trustee on Form T-1 will be filed by amendment or incorporated by reference. Please file the Statement of Eligibility of the Trustee in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note this in the exhibit list. If you intend to

designate the trustee on a delayed basis, please be aware that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type "305B2" after effectiveness and not in a post-effective amendment or in a Form 8-K. For additional guidance, please refer to Section 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations and revise your exhibit index accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3758 with any other questions.


Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities


cc: Andrew S. Epstein
       Clifford Chance US LLP